Cover-All Technologies Inc.

55 Lane Road, Suite 300

Fairfield, New Jersey 07004

December 22, 2010

VIA EDGAR & FACSIMILE

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Cover-All Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 19, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 12, 2010
File No. 000-13124

Dear Mr. Gilmore:

On behalf of Cover-All Technologies Inc., a Delaware corporation (“Cover-All” or the “Company”), we are transmitting responses to your letter of comments dated December 8, 2010, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (“Form 10-K”) filed on March 19, 2010 and Form 10-Q for the Quarterly Period Ended September 30, 2010 filed on November 12, 2010. We have today filed Amendment No. 1 on Form 10-K/A (“Form 10-K/A”) to our Form 10-K.

Please note that for your convenience we have recited each of your comments and provided the response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part II

Item 8. Financial Statements and Supplementary Data

Note 5 - Stock-Based Compensation, page F-19

1.

We note your disclosure on page F-10 states that the estimated fair value of your stock options is based on the Black-Scholes pricing model. Please tell us how you considered the disclosure requirements within ASC 718-10-50-2(f)(2). Additionally, tell us how you considered the disclosure requirements within ASC 718-10-50-2(i) with regards to any unvested stock options as of the latest balance sheet date presented.

Mr. Patrick Gilmore

December 22, 2010

Response: We acknowledge your comments regarding the disclosure requirements within ASC 718-10-50-2(f)(2) and ASC 718-10-50-2(i), and will be sure, in future filings, that the following disclosures are included as required by the aforementioned standards.

The Company uses the Black-Scholes-Merton option-pricing model (“Black-Scholes”) to measure fair value of the share-based awards. The Black-Scholes model requires us to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected stock price volatility, the expected life of the option award, the risk-free interest rate of return and dividends during the expected term.

-	Expected volatilities are based on historical volatility of the Company’s stock during the preceding periods. The Company uses “Level 1” inputs, which are our trading market values in active markets.
-

The Company uses historical data to estimate expected life of the option award. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

-	The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
-	The Company does not anticipate issuance of dividends during the expected term.

	2010	2009
Expected volatility	75%–80%	75%–80%
Weighted-average volatility	79%	79%
Expected dividends	0%	0%
Expected term (in years)	3-5	3-5
Risk-free interest rate	3%	3%

As of December 31, 2009, there was $632,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a weighted-average period of 2.0 years.

Mr. Patrick Gilmore

December 22, 2010

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures, page 27

2.

We note your conclusion that your disclosure controls and procedures are effective in timely alerting your management to material information relating to you (including your consolidated subsidiaries) required to be disclosed in the reports you file or submit under the Exchange Act. Please revise to clearly state, if true, that your disclosure controls and procedures are designed to ensure that information you are required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Exchange Act Rule 13a-15(e).

Response: We have revised our Form 10-K to clearly state that our disclosure controls and procedures are designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

3.

You should also revise your document to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to your management, including your chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: We have revised our Form 10-K to clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

4.

Finally, please revise to clearly indicate, if true, that the conclusion regarding the effectiveness of your disclosure controls and procedures was reached by your principal executive and principal financial officers, or persons performing similar functions. See Item 307 of Regulation S-K.

Response: We have revised our Form 10-K to clarify that the conclusion regarding the effectiveness of our disclosure controls and procedures was reached by our principal executive and principal financial officers.

Part III (Incorporated by Reference from Definitive Proxy filed April 30, 2010)

General

5.

We note that Mr. Roblin, your chief executive officer, currently serves as a member of your board’s compensation committee. Please provide for us your analysis as to why you have not included the disclosure required by Item 407(e)(4) of Regulation S-K regarding

Mr. Patrick Gilmore

December 22, 2010

compensation committee interlocks and insider participation. In the alternative, include the disclosure required by this Item in your amended filing.

Response: We did not provide the disclosure required by Item 407(e)(4) because, pursuant to Item 407(g)(2), as a “smaller reporting company,” Item 407(e)(4) is not applicable to us.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item1. Financial Statements

Note 7 – Acquisition, page 12

6.

We note that you recorded $1 million in goodwill related to your acquisition of MSBS during April 2010. Please tell us and disclose in future filings your accounting policy for goodwill and the assessment of impairment. See ASC 235-10-50-1 and ASC 350-20-35.

Response: Our accounting policy for goodwill and the assessment of impairment is as follows:

We review our goodwill for impairment annually in the fourth quarter. We also analyze whether any indicators of impairment exist each quarter. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a sustained, significant decline in our share price and market capitalization, a decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, the testing for recoverability of our assets, and/or slower growth rates, among others.

We estimate the fair value of MSBS using discounted expected future cash flows, supported by the results of various market approach valuation models. If the fair value of MSBS exceeds net book value, goodwill is not impaired, and no further testing is necessary. If the net book value exceeds fair value, we perform a second test to measure the amount of impairment loss. To measure the amount of any impairment charge, we determine the implied fair value of goodwill in the same manner as in a business combination.

Specifically, we allocate fair value to all assets and liabilities, including any unrecognized intangible assets, in a hypothetical calculation that would yield the implied fair value of goodwill. If the implied fair value of goodwill is less than the goodwill recorded on our consolidated balance sheet, we record an impairment charge for the difference.

We will be sure to disclose our accounting policy for goodwill and the assessment of impairment in our future filings.

Mr. Patrick Gilmore

December 22, 2010

Exhibits 31.1 and 31.2

7.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We further note a similar issue with the certifications filed with your Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: We acknowledge your comments and will be sure, in future filings, that the identification of the certifying individual at the beginning of the certification does not include the individual’s title. In addition, the certifications attached to our Form 10-K/A, filed contemporaneously herewith, do not include the individual’s title at the beginning of such certifications.

* * *

As per your instructions in your letter of comments, Cover-All acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or an person under the federal securities laws of the United States.

Please call the undersigned at (973) 461-5190 or David E. Weiss of Sills Cummis & Gross P.C. (212) 500-1579 if you have any questions or require further information. Please advise us if we can further assist you in the review of the above-referenced documents.

Very truly yours,

/s/ Ann F. Massey

Ann F. Massey

Chief Financial Officer

cc:	John W. Roblin, Chairman and Chief Executive Officer

Jaime John, SEC

Ryan Houseal, Esq., SEC

David E. Weiss, Esq.